Independent Auditors' Consent





  We consent to the use of our report dated October 30, 2001 on the balance sheet of Ewebcentral.net, Inc. as of September 30, 2001 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from April 2, 2001 (inception) to September 30, 2001 included herein on the registration statement of Ewebcentral.net, Inc. on Form SB-2, as amended, and to the reference to our firm under the heading "Experts" in the prospectus.

  Our report dated October 30, 2001 contains an explanatory paragraph that states that the Company has operating losses, an accumulated deficit, cash used in operations and has a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.





  SALBERG & COMPANY, P.A.
  Boca Raton, Florida
  July 8, 2002